SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                       Commission File Number 033-55254-19

                           NOTIFICATION OF LATE FILING

|X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q
|_| Form N-SAR

         For Period Ended: December 31, 1999

|_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_|
    Transition Report on Form 20-F |_| Transition Report on Form N-SAR

    For the Transition Period Ended: _______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above,
identify     the     item(s)    to    which    the     notification     relates:
_______________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                     Vianet Technologies, Inc.
Former name if applicable
Address of principal executive office       83 Mercer Street, 3rd Floor
City, state and zip code                    New York, New York          10012

                                     PART II

                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

              (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion therof will be filed on or before the 15th calendar day
|X| following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         During the last fiscal year, the Company completed the acquisition of Infinop Holdings, Inc. ("Infinop"), a Delaware corporation (October, 1999), and PSI Communications, Inc., a Delaware corporation (December 1999). In addition, the Company completed the acquisition and subsequent disposition of Develcon Electronics, Ltd. ("Develcon"), a Canadian corporation (May, 1999 and December, 1999, respectively). The compilation, dissemination and review of financial information to be presented in the audited financial statements included in the Form 10-K has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file its annual report for the period ending December 31, 1999, no later than fifteen days after its original date.

                                     Part IV
                                Other Information

(1) Name and telephone number of person to contact in regard to this notification

   Bruce Arnstein                       (212)                   219-7680
        (Name)                       (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        |X|  Yes    |_|  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        |_|  Yes    |X|  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Vianet Technologies, Inc.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 30, 2000                              By: /s/ Vincent Santivasci
                                                         Vincent Santivasci,
                                                         Chief Financial Officer